EXHIBIT 99.25

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                  TSX: GGG
November 4, 2004


        GLENCAIRN REPORTS SIGNIFICANT MINERAL RESOURCE INCREASE AT LIMON


Glencairn Gold Corporation is pleased to announce a significant increase in mineral resource at the Santa Pancha epithermal vein system located within the Limon Mine Concession in Nicaragua, approximately 5.5 km east of the Limon mill.

An indicated mineral resource containing 193,500 ounces in 1,070,500 tonnes averaging 5.62 grams gold per tonne (g/t) and an additional inferred mineral resource containing 32,600 ounces in 160,200 tonnes averaging 6.33 g/t gold have been estimated at a 3.0 g/t underground cut-off grade and a 1.6 g/t open-pit cut-off grade for the mineralized zones adjacent to Pozo 1&2 at Santa Pancha. The new mineral resources were outlined at a cost of US$15 per ounce of gold based on 2004 exploration expenditures in Nicaragua to the end of September. The updated Pozo 1&2 mineral resource represents an increase of 78% in terms of contained gold ounces when compared to the mineral resource ounces (excluding reserves) reported for Limon in the Company's Annual Information Report (AIF) dated May 2004 for the fiscal year ended December 31, 2003 (the Company's AIF is available at www.sedar.com).

The following table summarizes the estimated indicated and inferred mineral resources at two different gold cut-off grades for the underground mineral resources at Pozo 1&2, as at October 31, 2004.

Santa Pancha Pozo 1&2 Mineral Resources

                              4.5 g/t Cut-off Grade                            3.0 g/t Cut-off Grade
                    -----------------------------------------       ---------------------------------------
   Zone              Tonnes     Gold Grade      Contained Gold      Tonnes    Gold Grade     Contained Gold
                                  (g/t)            (ounces)                     (g/t)            (ounces)
Indicated Mineral Resource (underground)
CHW                  394,000      6.29               79,700       472,700        5.95             90,500
CFW                  140,800      5.40               24,500       280,200        4.63             41,700
NHW                    5,200      5.43                  900         5,200        5.43                900
NHW2                  77,900      7.81               19,600        87,800        7.28             20,500
NFW                   63,800      7.54               15,500        78,900        6.92             17,500
P4 - BT               90,900      5.13               15,000       119,500        4.75             18,300

Sub-total            772,600      6.24              155,200     1,044,300        5.64            189,400


                1.6 g/t Cut-off Grade                          1.6 g/t Cut-off Grade
Open Pit              26,200      4.89                4,100        26,200        4.89              4,100
TOTAL                798,800      6.20              159,300     1,070,500        5.62            193,500


Inferred Mineral Resource (underground)
CHW                   53,700      8.23               14,200        77,300        6.37             15,800
===========================================================================================================

===========================================================================================================
CFW                   41,400      5.96                7,900        41,400        5.96              7,900

NHW                   41,500      6.64                8,900        41,500        6.64              8,900
TOTAL                136,600      7.06               31,000       160,200        6.33             32,600
===========================================================================================================
Note - tonnes and contained ounces rounded to nearest hundred
===========================================================================================================


The reporting of mineral resources at cut-off grades of 3.0 g/t and 4.5 g/t provides a sensitivity to potential variations in gold price and operating costs. The mining cut-off grade will be established upon conversion of resources to reserves. The cut-off grade for current mining operations at the Talavera Mine is 3.65 g/t.

The true width of the mineralized zones included in the mineral resource estimate range from 2.4 to 10.1 metres with an average of 7.5 metres. For comparison, the average vein width mined at Talavera during the third quarter of 2004 was 2.6 metres with mine extraction based on a minimum 3.0 metre mining width. The new mineral resource blocks for the Pozo 1 & 2 area extend from near surface to a depth of 240 m below surface. In the nine months to the end of September, 2004, 252,000 tonnes were mined at Limon at an average grade of 5.0 grams gold per tonne.

"These and other results from the 2004 drilling campaign confirm Glencairn's expectation that the Limon mine has a long future ahead of it and that it continues to host considerable exploration potential," says Kerry Knoll, President and Chief Executive Officer. "We are on our way to achieving our stated goal of finishing 2004 with at least four years of reserves at this mine. We expect to have a mine plan on this deposit in time for our 2004 year-end reporting and thus be able to announce a significant increase in reserves and mine life."

Engineering studies and mine planning to convert the newly reported mineral resources to mineral reserves is underway. The initial design and geotechnical drilling for an access ramp has been completed, an environmental impact study was also completed and an application has been submitted to government authorities for a mining permit. The Santa Pancha vein has been mined extensively in the past by open pit and underground methods, and consequently the Company is not expecting any concerns with its permit applications. Procurement for the ramp development has also been initiated. Metallurgical studies on gold recovery were completed in October on 11 samples from the various zones making up the new mineral resource. The test-work was conducted in-house at the Limon laboratory and indicates an 87.8% average recovery, which is in line with production recoveries obtained in the Limon mill during the processing of open-pit material mined from the adjacent Pozo 4 area in 1998 and 1999. Final engineering plans and an ecomonic analysis are expected to be completed for 2004 year-end reporting, and until completion of such plans the Santa Pancha mineral resources are not mineral reserves, and do not have any demonstrated economic viability. Subject to these engineering studies, it is expected that the first underground production from the Santa Pancha zone will begin in 2006, with this zone entirely replacing the current Talevara production by 2007.

The updated estimate is based on 60 holes comprising 8928 metres of diamond drilling by Glencairn during 2004, 2348 metres of Triton drilling from 1997 to 2003 and applicable pre-1990 drill holes. The drill hole pattern outlining the mineralization is on a nominal 30 x 30 metre strike and dip spacing. The mineral resource estimates were made based on a modified polygonal approach using a minimum 2.4 metre true width, trimming of high-grade values to a maximum 25.0 g/t, and nominal 25 x 30 metre blocks. The blocks are geologically constrained and estimated using the drill hole data. The estimation approach and procedures used have been in practice at Limon for nearly a decade and are those described in the August 2003 Technical Report prepared by Roscoe Postle Associates Inc.
(RPA) for veins not yet in production.

The classification and reporting of the Pozo 1&2 mineral resources follow the CIM Council Standards on Mineral Resource and Reserves Definitions and Guidelines adopted on August 20, 2000 as required by National Instrument 43-101 (NI43-101).

The mineral resource estimates were conducted in-house by the Limon geological staff. As part of the resource estimate, Glencairn retained RPA to review the estimation methodology and procedures. RPA notes that these are consistent with the established procedures for the Limon operation and that the approach and methodology are in keeping with industry standards and practices. As required by NI43-101 a Technical Report covering the mineral resource estimates disclosed herein will be prepared by the Company and filed on SEDAR within 30 days of this news release.

The Company is planning a development and production schedule that could see initiation of the ramp access in the first quarter of 2005, a 12-month development period and underground production in early 2006. Some minor open-pit production is also anticipated from Santa Pancha in the first quarter of 2005. The Pozo 1&2 mineral resources at Santa Pancha will be subject to essentially the same legal, environmental, permitting, taxation and socio-economic parameters and conditions as the existing Limon mining operations.

The Limon Mine has been in continuous production since 1941, producing almost three million ounces of gold. Of this, approximately 1.2 million ounces came from the Santa Pancha vein. During that time ore has been extracted from three distinct zones or vein systems, each zone producing about one million ounces. Talavera, where current mining operations produce about 1,000 tonnes of ore per day, is 4.5 km west of the Limon mill. The average grade of current ore reserves at Talavera is 6.1 g/t, while the average mill head-grade, that includes a quantity of lower grade open-pit material, year-to-date is 5.4 g/t gold .


SAMPLING, ASSAYING AND QUALITY CONTROL
--------------------------------------
Samples for the 2004 drilling campaign were taken as half of the sawn core. The Company's on-site Limon Mine laboratory was used for sample preparation and assaying. The Limon laboratory uses normal industry fire-assay procedures that have been previously described in a Company news release on Pozo 1&2 drill results dated February 17, 2004, and also in the August 2003 Technical Report prepared by RPA posted on SEDAR.

Internal quality control programs included the use of blanks, duplicates, standards and internal check assaying. External check assays were performed at ACME Analytical Laboratories of Vancouver, B.C., Canada, with check samples submitted independently by the exploration group and the lab manager. The exploration group conducted external check assaying on 6.6% of the samples from mineralized intervals at Santa Pancha. The check assaying program included blanks, duplicates and standards. The external check assay results confirm the validity of the Limon laboratory assays.

QUALIFIED PERSON
----------------
Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person as defined by National Instrument 43-101. The drilling program and the mineral resource estimates were conducted under Mr. Gareau's supervision; Mr Gareau is the Qualified Person responsible for the mineral resource estimate. The reported mineral resource estimates were reviewed by Mr. Gareau, and Mr. Gareau has read and approved this news release. 4

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS:

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Glencairn's future plans, objectives or goals, including words to the effect that Glencairn or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will", or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, and Glencairn's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Glencairn's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Glencairn produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Glencairn operates, technological and operational difficulties encountered in connection with Glencairn's mining activities, labour relations matters, costs, and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of Glencairn's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Glencairn's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Glencairn with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Glencairn does not undertake to update any forward-looking statement that may be made from time to time by Glencairn or on its behalf, except in accordance with applicable securities laws. Throughout this news release, all amounts are in U.S. currency.